Exhibit 21
KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

As of June 30, 2015, the subsidiaries of the Registrant were as follows:

	Jurisdiction of Incorporation	Percent of Voting Stock Owned By the Registrant
Kimball Office, Inc.	Indiana	100%
Kimball Furniture Group, LLC	Indiana	100%
Kimball International Transit, Inc.	Indiana	100%
Kimball Hospitality, Inc.	Indiana	100%
National Office Furniture, Inc.	Delaware	100%